中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Announcement of the Resolutions passed by the Supervisory Committee of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and **Liu Wei**
Joint Company Secretaries

Guangzhou, the People's Republic of China

8 March 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock Short Name: CSA   Stock Code: 600029   Announcement No.: Lin 2010-006

ANNOUNCEMENT OF RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

All members of the supervisory committee jointly and severally warrant that there are no false representations or misleading statements contained in or material omission from this announcement and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

On 8 March 2010, the Fifth Session of the supervisory committee ("Supervisory Committee") of China Southern Airlines Company Limited (the "Company") held the extraordinary Supervisory Committee meeting at No. 3 Conference Room, 4th Floor, Pearl Hotel CSN. Five supervisors are eligible to attend the Supervisory Committee meeting and four supervisors attended the Supervisory Committee meeting. Sun Xiao Yi was unable to attend the meeting due to business reasons and appointed Li Jia Shi as his proxy to attend and vote at the meeting. The procedures of the Supervisory Committee meeting were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

The Supervisors who were present at the Supervisory Committee meeting considered and resolved as follows:

1. the convening procedures, the number of directors attended and the voting procedures (with the connected directors of the Company abstained from voting of the relevant resolutions) of the 10th board meeting of the Fifth Session of the Board were in compliance with the requirements of the Company Law and the articles of association of the Company; the proposal of the non-public issue of A Shares and the non-public issue of H Shares were prepared in compliance with the applicable laws and regulations and the market rules; the terms of the non-public issue of A Shares and the non-public issue of H Shares were in compliance with the principles of fairness and were not detrimental to the interests of the Company and its shareholders (particularly medium to small shareholders) as a whole;

2. the proposal of the non-public issue of A Shares and the non-public issue of H Shares were in compliance with the applicable laws and regulations and guidance materials of the State; the connected transactions contemplated under the non-public issue of A Shares and the non-public issue of H Shares will help decrease the debt-to-asset ratio, increase the sustainable profit-earning ability of the Company; the non-public issue of A Shares and the non-public issue of H Shares involve connected transactions of the Company, but this does not affect the asset completeness and business independence of the Company; there is no condition contemplated under the connected transactions that may be detrimental to the interests of the Company and the independent shareholders.

The Supervisory Committee of
China Southern Airlines Company Limited
8 March 2010